UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON D.C.  20549

                                   AMENDMENT NO. 1
                                         TO
                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            MARISA CHRISTINA INCORPORATED
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                                   (Name of Issuer)

                             COMMON STOCK, $.01 PAR VALUE
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                            (Title of Class of Securities)

                                     570 268 102
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                                    (CUSIP Number)

                              Edwin S. Marks, President
                                      CMCO, Inc.
                                 135 East 57th Street
                               New York, New York 10022
                                    (212) 909-8400
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             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)

                                    July 16, 1996
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               (Date of Event which Requires filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with the statement [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
          Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7.)

          NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).

                                  Page 1 of 6 pages

                                     SCHEDULE 13D

          ------------------------                    ---------------------
          CUSIP No. 570 268 102                         PAGE 2 of 6 PAGES
          -----------------------                     ---------------------
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          1         NAME OF REPORTING PERSON
                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    EDWIN S. MARKS


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          2        CHECK THE APPROPRIATE BOX IF A MEMBER OF
                   A GROUP*                                       (a) [ X ]
                                                                  (b) [   ]
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          3         SEC USE ONLY


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          4         SOURCE OF FUNDS*

                    PF

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          5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)           [   ]

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          6         CITIZENSHIP OR PLACE OF ORGANIZATION

                         U.S.
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          NUMBER OF      7    SOLE VOTING POWER

          SHARES              258,969 shs.
                         --------------------------------------------------
          BENEFICIALLY   8    SHARED VOTING POWER

          OWNED BY            391,619 shs.
                         --------------------------------------------------
          EACH           9    SOLE DISPOSITIVE POWER

          REPORTING           258,969 shs.
                         --------------------------------------------------
          PERSON WITH    10   SHARED DISPOSITIVE POWER

                                391,619 shs.
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          11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                    PERSON

                    650,588 shs
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          12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                   [   ]
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          13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.71%
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          14        TYPE OF REPORTING PERSON*

                    IN
          ----------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D

          ------------------------                    ---------------------
          CUSIP No. 570 268 102                         PAGE 3 of 6 PAGES
          -----------------------                     ---------------------
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          1         NAME OF REPORTING PERSON
                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    NANCY A. MARKS

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          2         CHECK THE APPROPRIATE BOX IF A MEMBER OF
                    A GROUP*                                      (a) [ X ]
                                                                  (b) [   ]
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          3         SEC USE ONLY


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          4         SOURCE OF FUNDS*

                    PF

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          5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)           [   ]

          -----------------------------------------------------------------

          6         CITIZENSHIP OR PLACE OF ORGANIZATION

                         U.S.
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          NUMBER OF      7    SOLE VOTING POWER

          SHARES                -0-
                         --------------------------------------------------
          BENEFICIALLY   8    SHARED VOTING POWER

          OWNED BY            391,619 shs.
                         --------------------------------------------------
          EACH           9    SOLE DISPOSITIVE POWER

          REPORTING              -0-
                         --------------------------------------------------
          PERSON WITH    10   SHARED DISPOSITIVE POWER

                                391,619 shs.
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          11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                    PERSON

                    391,619 shs
          ----------------------------------------------------------------
          12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                   [   ]
          ----------------------------------------------------------------
          13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.64%
          ----------------------------------------------------------------

          14        TYPE OF REPORTING PERSON*

                    IN
          ----------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          ITEM 1.  SECURITY AND ISSUER
                   -------------------

                    The title of the class of equity securities to which this Schedule 13D relates is the common stock, $.01 par value (the "Common Stock"), of Marisa Christina Incorporated, a Delaware corporation (the "Company"). The Company has its principal executive offices at 415 Second Avenue, New Hyde Park, New York 11040.

                    The initial Schedule 13D was filed for an event of December 21, 1994. Except to the extent amended herein, the information in the initial filing remains in effect.

          ITEM 2.  IDENTITY AND BACKGROUND
                   ------------------------

                    (a) The persons filing this Schedule are Edwin S. Marks and Nancy A. Marks (collectively, the "Reporting Persons"). The Reporting Persons are married to each other.

          ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
                   --------------------------------------------------

                    The transactions to which this Amendment relate are purchases of an aggregate of 64,800 shares of the Company's Common Stock by Mr. Marks and Mrs. Marks for an aggregate consideration of $733,987. The sources of the funds for the purchases were their respective personal funds.

          ITEM 4.  PURPOSE OF TRANSACTION.
                   -----------------------

                    The purchases reported in this Amendment were for investment purposes.

                    Each Reporting Persons reserves the right to purchase additional shares of the Company's Common Stock, either separately or together with other persons, or to sell or make gifts of all or some of the shares beneficially owned by each of them.

                    Neither Reporting Person has any plans or proposals to engage in any of the transactions specified in paragraphs (a) through (j) of this Item; although either may, separately or together, consider engaging in one or more of such transactions in the future depending upon factors then existing, such as the market for the Common Stock and the Company's then prospects.

          ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
                   -------------------------------------

                    (a) At July 16, 1996, Mr. Marks beneficially owned 650,588 shares of the Company's Common Stock. This represented approximately 7.71% of the outstanding shares of the Company's Common Stock (based upon 8,434,000 shares outstanding).
          Mr. Marks disclaims beneficial ownership of the Company's Common Stock owned by his wife.

                         At July 16, 1996, Mrs. Marks beneficially owned 391,619 shares of the Company's Common Stock (including 14,500 shares beneficially owned by a foundation controlled by the Reporting Persons), representing approximately 4.64% of the outstanding shares of the Company's Common Stock. Mrs. Marks disclaims beneficial ownership of the Company's Common Stock owned by her husband.

                         The Reporting Persons also disclaim beneficial ownership of any shares of the Company's Common Stock owned by other persons who may be related to them and/or affiliated with Carl Marks & Co., Inc. or CMCO, Inc.

                    (b) At July 16, 1996, Mr. Marks had the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 258,969 shares of the Company's Common Stock. He shares such powers to vote and to dispose of 391,619 shares of the Company's Common Stock (consisting of 377,119 shares owned by his wife as to which he has the power to vote and to dispose and of 14,500 shares owned by the Marks Family Foundation of which the Reporting Persons are the sole trustees.)

                         At July 16, 1996, Mrs. Marks shared the power to vote and to dispose of 391,619 shares of the Company's Common Stock.

                    (c) The only transactions during the sixty days preceding July 16, 1996 by the Reporting Persons in the Common Stock were the following open market purchases.

          Reporting          Settlement        Number        Price
          Person             Date              of Shares     Per Share
          ------------       ----------       -----------   ---------

          Nancy A. Marks    July  9, 1996       3,000        $17.38
          Nancy A. Marks    July 12, 1996       5,000         15.25
          Nancy A. Marks    July 12, 1996       5,000         16.00
          Nancy A. Marks    July 15, 1996       9,000         15.06
          Nancy A. Marks    July 16, 1996      21,400          9.11
          Edwin S. Marks    July 16, 1996      21,400          9.11

                    (d) No person other than the Reporting Persons and the Foundation referred to in this Item 5 is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Company's Common Stock listed in this Item 5.

                    (e)  Not applicable.

                                      SIGNATURES
                                     ------------

                    After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

          Date:  July 16, 1996


                                             /s/ Edwin S. Marks
                                              --------------------
                                                NANCY A. MARKS
                                            By:  Edwin S. Marks,
                                                 Power of Attorney



                                             /s/  Edwin S. Marks
                                             ----------------------
                                                EDWIN S. MARKS